AllTheBelts LLC
Statement of Cash Flows
(Unaudited)

	For the Period March 15, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:	
Net loss	$ (9,143)
Changes in operating assets and liabilities:	
Net cash used in operating activities	(9,143)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Members' contributions	10,171
Net cash provided by financing activities	10,171
Net cash increase for period	1,028
Cash at beginning of period	-
Cash at end of year	$ 1,028

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -